Exhibit 1

TRANSACTIONS

The following table sets forth all transactions effected since the filing of the Amendment No.14 on February 3, 2026 by or on behalf of the Reporting Person in relation to the shares of Common Stock. The below transactions were effected in the open market.

Trade Date	Number of Shares Sold	Weighted Average Price per Share	Price Range
02/06/2026	67,249	$45.0550	$44.525-$45.27
02/09/2026	63,003	$45.1978	$45.00-$45.515
02/10/2026	1,000	$45.0281	$45.00-$45.06
02/11/2026	64,604	$45.4540	$45.40-$45.90
02/12/2026	2,183	$45.4170	$45.35-$45.555
02/13/2026	975	$45.0213	$45.01-$45.065
02/18/2026	32,836	$45.9188	$45.75-$46.195
02/19/2026	57,000	$46.4170	$46.14-$46.765
02/20/2026	9,222	$46.5568	$46.51-$46.64